UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated May 23, 2024

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 1401 Level 14, 219-227 Elizabeth Street

Sydney NSW 2000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Board of Directors and Officers – Changes to Membership

Appointment of Director

Ms. Jannu Binti Babjan

On May 23, 2024, the board appointed Ms. Jannu Binti Babjan ("Ms. Babjan") as an independent non-executive member of the Board as well as members of the Audit and Risk, and the Compensation and Nominating Committees. Ms. Babjan meets the Nasdaq Stock Market independence requirements as well as additional independence requirements under U.S. securities laws for membership on the Audit Committee. Ms. Babjan was an independent and non-executive director of the Company from April 2021 to August 2021.

Ms. Babjan, aged 57, is an Advocate & Solicitor practicing in Malaysia operating her own proprietary business for the past 5 years. She has over 29 years of experience in civil litigations in a wide range of areas including commercial disputes, employment and industrial matters, shareholder disputes, etc. Ms. Babjan has acted for clients in all tiers of the Malaysian legal system from the magistrate courts right up to the Federal Court of Malaysia.

Ms. Babjan graduated from the University of Malaya - LLB (Hons) Malaya.

Ms. Babjan does not have a family relationship with any other director or officer of the Company, other than being the first cousin of Megat Radzman Bin Megat Khairuddin, the co-CEO of our Company, as defined in Item 401 of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 27, 2024

Integrated Media Technology Limited

By:	/s/ Dr. Megat Radzman Bin Megat Khairuddin
Name:	Dr. Megat Radzman Bin Megat Khairuddin
Title:	Co-Chief Executive Officer